UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                   MAY 9, 2005

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                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

TDC BUYS DOTCOM

TDC BUYS DOTCOM IN SWEDEN

TDC buys Dotcom Solutions AB, an important Swedish provider of LAN infrastructure to companies, for a total price of DKK 242m on a cash and debt free basis.

Dotcom strengthens TDC's position in the rapidly expanding market for IP communications solutions as well as complementing and supporting TDC's service towards Swedish and pan-Nordic corporate customers' with a need for IP/LAN solutions.

Dotcom's revenues amounted to DKK 704m[1] in 2004, earnings before interest, taxes, depreciation and amortization (EBITDA) was DKK 29m and the result before financial items was DKK 21m. The company had 550 employees by the end of 2004.

TDC expects the acquisition to have a positive impact on TDC's net revenues and earnings in 2005 and onwards.

"The acquisition of Dotcom will strengthen our position in the fast growing market for IP-based communications solutions in the Swedish corporate market as well as in the Nordic region. Customers increasingly demand integrated IP-based communications solutions and TDC's infrastructure and service offering will benefit our current and future customers" says Martin Lippert, Executive Vice President of TDC Business.

The acquisition of Dotcom AB is subject to approval by the Swedish competition authorities.

For further information please contact TDC Investor Relations at +45 3343 7680.

[1] Using a SEK/DKK rate of 0.82

TDC A/S

Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
                                       -----------------------------------------
                                                     (Registrant)

     MAY 9, 2005                                  /s/ OLE SOEBERG
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        (Date)                                       Ole Soeberg
                                       Senior Vice President, Investor Relations